TSX: POM, AMEX: PLM

1003 – 1177 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2K3 Tel: 604-669-4701 / Fax: 604-669-4705 www.polymetmining.com
ADVANCING TO PRODUCTION

NEWS RELEASE	2007-15

POLYMET UPDATES NORTHMET ENVIRONMENTAL REVIEW
DEVELOPMENT SCHEDULE TO INCLUDE POSSIBLE SALES OF INTERIM PRODUCTS

Vancouver, British Columbia, May 16, 2007 - PolyMet Mining Corp. (TSX: POM; AMEX: PLM) (“PolyMet” or the “Company”) reported today an updated permit and development schedule for its 100%-owned NorthMet project that comprises a copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

In parallel with the environmental and permitting process, PolyMet is continuing to optimize its business plan. One of the aspects under consideration is the possible sale of interim products in the current flow sheet. Initial sales of these interim products could commence before the entire project is completed, shortening the timeline to first revenues and reducing the pre-revenue capital expenditure.

In a news release today, the Minnesota Department of Natural Resources (“DNR”) has announced that the draft Environmental Impact Statement (EIS) is anticipated to be available by early November 2007.

The draft EIS will be an assessment of potential environmental, social and economic effects of the proposed project. Once the draft EIS is published, non-government organizations, government agencies and the public will have an opportunity to comment. The final EIS will incorporate analysis and appropriate responses to comments, a process that can take several months.

In the DNR’s news release, Stuart Arkley, the Project Manager who is coordinating the review process said, “More time is needed for PolyMet to produce additional detailed information and for the agencies and the third party EIS contractor to complete a thorough analysis of the proposed project. We are committed to completing a thorough analysis and making a draft document available for public review in a timely manner. Our goal with regard to the EIS is to provide information about the extent of potential environmental impacts and how they may be avoided or minimized.”

The NorthMet project is expected to require approximately one million man hours of construction labor and create at least 400 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

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PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100% of the NorthMet copper-nickel-precious metals ore body and 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet has completed its Definitive Feasibility Study and is seeking environmental and operating permits in order to commence production in late 2008 or early 2009.

POLYMET MINING CORP.

Per: “William Murray”
         _______________________
         William Murray, President

For further information, please contact:
William Murray	Douglas Newby
President and CEO	Chief Financial Officer
+1 (604) 669-4701	+1 (646) 879-5970
wmurray@polymetmining.com	dnewby@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permits to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.